11:47

PATRIOTSELTZER
Posts


CHERRY COLA
PATRIOT
HARD SELTZER
LEMONADE
PATRIOT
HARD SELTZER
PEACH TEA
PATRIOT
GREEN APPLE
PATRIOT
LAST CHANCE TO OWN A PIECE OF THE
BOLDEST BRAND IN AMERICA.

54 1 3

Liked by **_life.of.b_** and **others**

patriotseltzer Raise a can to whiskey and freedom. Jump into our limited-time only crowdfunding campaign and own a piece of American history. Invest in Patriot Seltzer today and join the team! Link in bio. #PatriotSeltzer #TasteOfFreedom

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

sprouter_studios 💯

December 17, 2024

11:48

PATRIOTSELTZER
Posts


PATRIOT

155 6 70

Liked by **_life.of.b_** and **others**

patriotseltzer Looking for the perfect holiday investment? Give yourself the gift of ownership —invest in Patriot Seltzer on @wefunder today. Link in bio.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

#TasteOfFreedom #wefunder #usnavy

11:48

PATRIOTSELTZER

Posts



142 9 30

Liked by **lleximarie** and **others**

patriotseltzer ❗ LIMITED TIME ONLY ❗
This investment opportunity will not last long. We are doing an exclusive fundraising round open to the public with some EPIC perks. Stay tuned to the end to hear Jason breaking them down! If you want to become a part of the Patriot team, now is your chance! Visit the link in bio or DM us "invest" to learn more.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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#patriotic #freedom #patriotism #usa #america

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

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Can you vouch for John?

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We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.